UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13G


Under the Securities Exchange Act of 1934
(Amendment No. 1)*


ALLSTATE CORP for
(In our initial filing, American Heritage 8.5% 8/15/00 was convertible into American Heritage Life Invs.(AHL))

(Name of Issuer)

COMMON STOCK

(Title of Class of Securities)

020002101

(CUSIP Number)



Check the following box if a fee is being paid with this
statement.   (A fee is not required only if the filing person:
(1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosure provided in a prior cover page.

The information required in the remainder of this cover page shall be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13G



CUSIP No.  020002101


1.
NAME OF REPORTING PERSONS
AIG SOUNDSHORE HOLDINGS LTD
SS OR IRS IDENTIFICATION NO. OF ABOVE PERSONS
98-0191909 (There has been a name change from
SoundShore Holdings Ltd., to AIG SoundShore
Holdings Ltd.)
2.
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*  (a)
 N/A                                               (b)

3.
SEC USE ONLY

4.
CITIZEN OR PLACE OF ORGANIZATION

CORPORATION ORGANIZED AND EXISTING UNDER THE COMPANIES ACT
OF 1981 OF BERMUDA


NUMBER  OF
SHARES

5.    SOLE VOTING POWER

635,275 preferred 8.5000% 8/15/00 series convertible to 2,267,105.89 common shares of (convertible to 3.5687 shares of ALL (Allstate Corp.))

BENEFICIALLY
OWNED BY
EACH

6.   SHARED VOTING POWER

N/A

REPORTING
PERSON WITH

7.    SOLE DISPOSITION POWER

635,275 preferred 8.5000% 8/15/00 series convertible to 2,267,105.89 common shares of (convertible to 3.5687 shares of ALL (Allstate Corp.))

8.   SHARED DISPOSITION POWER

N/A

9.
AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

N/A

10.
CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
CERTAIN SHARES*
N/A

11.
PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
 .28%

12.
TYPE OF REPORTING PERSON*

CO
* SEE INSTRUCTIONS BEFORE FILLING OUT


SCHEDULE 13G


Item 1:	Security and Issuer

1(a) 	Name of Issuer
ALLSTATE CORP

1(b)	Address of Issuer's Principal Executive Offices

Allstate Plaza
2775 Sanders Road
Northbrook, IL 60062-6127

Item 2:	Identity and Background

2(a)	Name of person Filing
	AIG SoundShore Holdings Ltd.
2(b)	Address of Principal Business Office or, if none, Residence
	29 Richmond Road, Pembroke HM08 Bermuda
2(c)	Citizenship/ Corporation organized
A corporation organized and existing under the Companies Act of 1981 of Bermuda.
2(d)	Title of Class of Security
	Allstate Corp
2(e)	Cusip Number
	020002101

Item 3:		If this statement is filed pursuant to Rule 13d-1(b),
or 13d-2(b), the person filing is a:

AIG SoundShore Holdings Ltd, is filing Form 13G as a "Passive
Investor". AIG SoundShore Holdings Ltd. does not seek to acquire or influence "control" of the issuer and owns less than 10% of the class of securities.

Item 4:	Ownership

If the percent of the class owned, as of December 31 of the year covered by the statement or as the last day of any month described in Rule 13d-1(B)(2), if applicable, exceeds five percent, provide the following information as of that date and identify those shares which there is a right to acquire.

4(a)		Amount Beneficially Owned

Less than 5%: (35,275 preferred 8.5000% 8/15/00 series
convertible to 2,267,105.89 common shares of - convertible to 3.5687 shares of ALL (Allstate Corp.))

4(b)		Percent of Class
 .28%

4(c)(i)	Less than 5%: (635,275 preferred 8.5000% 8/15/00 series
convertible to 2,267,105.89  common shares of - convertible to
3.5687 sharesof ALL (Allstate Corp.))

4(c)(ii)	Shared power to vote or to direct the vote
		NONE

4(c)(iii)	Sole power to dispose or to direct the disposition of

Less than 5%: (635,275 preferred 8.5000% 8/15/00 series
convertible to 2,267,105.89 common shares of - convertible to 3.5687 shares of ALL (Allstate Corp.))


4(c)(iv)	Shared power to dispose or to direct the disposition of
		NONE

Instruction:
For computation regarding securities which represent a right to acquire an underlying security see Rule 13d-3(d)(1).

Item 5:	Ownership of Five Percent or less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following X

Instruction:	Dissolution of a group requires a response to this item.

Item 6:	Ownership of More than Five percent on Behalf of
		Another Person.

If any other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities, a statement to that effect should be included in response to this item and, if such interest related to more than five percent of the class, such person should be identified. A listing of the shareholders of an investment company registered under the Investment Company Act of 1940 or the beneficiaries of employee benefit plan, pension fund or endowment fund is not required.

Not Applicable


Item 7:	Identification and Classification of the Subsidiary
		Which Acquired the Security Being Reported on By the
		Parent Holding Company.

If a parent holding company has filed this schedule, pursuant to Rule 13d-1(b)(ii)(G), so indicate under Item 3(g) and attach an exhibit stating the identity and the Item 3 classification of the relevant subsidiary. If a parent holding company has filed this schedule pursuant to Rule 13d-1(c), attach an exhibit stating the identity of each member of the group.

Not Applicable

Item 8:	Identification and Classification of Members of the
		Group.

If a group his filed this schedule pursuant to Rule 13d-1(b)(ii)(H), so indicate under item 3(h) and attach an exhibit stating the identity had Item 3 classification of each member of the group. If a group has filed this schedule pursuant to Rule 13d-1(c), attach an exhibit stating the identity of each member of the group.

Not Applicable

Item 9:	Notice of Dissolution of Group

Notice of dissolution of a group may be furnished as an exhibit stating the date of the dissolution and that all further filings with respect to transactions in the security reported on will be filed, if required, by members of he group, in their individual capacity. See item 5.

Not Applicable

Item 10:	Certification

The following certification shall be included if the statement is filed pursuant to Rule 13D-1(b):

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.


Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Date:  1/13/00			Signature 	/s/ Anthony Giordano

	                     						Anthony Giordano
							                     Director

					                     		Name/Title

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative other than an executive officer or general partner of the filing person, evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power os attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.